[COLUMBIA SPORTSWEAR LETTERHEAD]
September 12, 2008
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, D.C. 20549
Attention: John Reynolds, Assistant Director

Re:	Columbia Sportswear Company Form 10-K for fiscal year ended December 31, 2007 Filed February 28, 2008 File No. 000-23939
Dear Mr. Reynolds:
     Columbia Sportswear Company submits this letter in response to Mr. Edwin Kim’s telephone call with Richelle Luther, Deputy General Counsel, on September 4, 2008, concerning the Securities and Exchange Commission’s request that the Company provide a supplemental written response to our letter to you dated July 30, 2008 responding to comments from the Staff of the Securities and Exchange Commission contained in a letter to us dated June 13, 2008 regarding our 2007 Form 10-K and the disclosures incorporated from our definitive proxy statement on Schedule 14A filed by us on April 4, 2008.
     As indicated in a telephone call with Mr. Edwin Kim on September 10, 2008, Columbia Sportswear Company seeks an extension to provide a supplemental written response to your comments by the end of the day on September 26, 2008. The Compensation Committee of the Board of Directors has not discussed the Securities and Exchange Commission’s request to supplement our last response and the proposed disclosures, and given the nature of the comment regarding performance compensation we would like to give the Committee adequate opportunity to consider the proposed response. Due to scheduling conflicts, an opportunity for such discussion will first occur the week of September 22.
     Thank you for your attention. If you have any questions regarding this, please feel free to call me directly at 503-985-4011.
Sincerely,
/s/ Richelle T. Luther
Richelle T. Luther
Deputy General Counsel

cc:	Peter J. Bragdon Bryan Timm John R. Thomas